

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2019

Nadeem Moiz
Chief Financial Officer
Select Interior Concepts, Inc.
400 Galleria Parkway, Suite 1760
Atlanta, Georgia 30339

> **Re: Select Interior Concepts, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2018**
> **Filed March 15, 2019**
> **Form 10-Q for the quarterly period ended September 30, 2019**
> **Filed November 5, 2019**
> **File No. 001-38632**

Dear Mr. Moiz:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2019

Item 4. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 33

1. Please revise your filing to include a conclusion on the effectiveness of your disclosure controls and procedures. Please refer to Item 307 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun, Staff Accountant, at 202-551-3581 or Jennifer Monick, Assistant Chief Accountant, at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction